UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Anheuser-Busch InBev SA/NV

File No. 001-34455 - CF#32313

Anheuser-Busch InBev SA/NV submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 24, 2015.

Based on representations by Anheuser-Busch InBev SA/NV that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.21	through June 11, 2018
Exhibit 4.22	through June 11, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary